
March 2, 2023

Jan Loeb
Executive Chairman
NovelStem International Corp.
2255 Glades Road
Suite 221A
Boca Raton, FL 33431

>   **Re: NovelStem International Corp.**
>   **Amendment No. 3 to Registration Statement on Form 10-12G**
>   **Correspondence Filed February 17, 2023**
>   **File No. 000-22908**

Dear Jan Loeb:

     We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Amendment No. 3 to Registration Statement on Form 10-12G

General

1.   We note your response to our prior Comment 1, which requested an analysis of whether NewStem is "controlled primarily" by Novelstem for purposes of Rule 3a-1(a)(4) under the 1940 Act. Your response does not provide the staff with a sufficient basis to evaluate this question. To that end, please provide relevant details regarding Novelstem's rights as a shareholder and board member of NewStem relative to those of the Founders (as defined NewStem's Articles of Incorporation). Your response should, at minimum, include a discussion of (i) the relative voting power of the Major Shareholders (as defined NewStem's Articles of Incorporation) and address whether Novelstem has satisfied the conditions included in Section 40.2 of NewStem's Articles of Incorporation, (ii) who has

the right to appoint senior officers or senior management of NewStem, and (iii) who (if anyone) has the right to approve or reject major NewStem corporate actions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Morris DeFeo